UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of June 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

TABLE OF CONTENTS

Item 1:	Form 6-K dated June 15, 2017 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated:	June 15, 2017

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Approval by a Committee of the Board of the Company on Partial Divestment of Stake held in Tata Technologies Limited and execution of definitive documents in relation thereto

June 15, 2017, Mumbai: We would like to inform that a Committee of the Board of the Company has on June 14, 2017 approved the partial divestment of the stake held by the Company in Tata Technologies Limited, a subsidiary of the Company and definitive documents have been entered into in this regard. Reproduced below is the press release as Annexure A on the cited subject.

Reproduced below is Annexure B, giving brief details of the partial divestment, in prescribed form, the content of which is self-explanatory.

This is for the information of the exchange and the members.

Annexure A

Warburg Pincus to Invest $360 million to Acquire a Significant Minority Stake in Tata Technologies from Tata Motors and Tata Capital

Mumbai, June 15, 2017: An affiliate of Warburg Pincus, a leading global private equity firm focused on growth investing, has committed to invest around US$360 million for approximately 43% equity stake in Tata Technologies Limited (the “Company” or “Tata Technologies”), a global leader in engineering outsourcing and product development IT services. Warburg Pincus will purchase approximately 30% from Tata Motors Limited (“Tata Motors”) and its subsidiary Sheba Properties Limited, as well as the entire 13% stake held by Tata Capital (8.7% from Alpha TC Holdings Pte Ltd and 4.3% from Tata Capital Growth Fund I). Post the transaction, Tata Motors and affiliates of the Tata Group will continue to retain a significant minority interest of approximately 43% in Tata Technologies, with the remaining ownership held by the management team and other shareholders.

Tata Technologies is a global engineering services and product development IT company with more than 8,500 employees located in 23 countries. Tata Technologies helps the world to drive, fly, build and farm by enabling blue-chip automotive, aerospace and industrial machinery manufacturers realize better products. Leveraging its balanced onshore–offshore delivery model, Tata Technologies has recently delivered multiple fully outsourced vehicle programs for automotive clients, a capability that is unique amongst India-based engineering services companies. The Tata Technologies services portfolio combines engineering, research and development (ER&D); product lifecycle management (PLM) and connected enterprise IT (CEIT) solutions.

“Tata Technologies has developed significant engineering capabilities over the years. The partial divestment is part of Tata Motors’ plan to strategically monetize part of the value created while also inducting a valuable partner, together with whom the Company can excel in its next phase of growth”, said Mr. C. Ramakrishnan, Group CFO, Tata Motors. Mr. Ramakrishnan added, “We look forward to partnering with Warburg Pincus and achieving greater heights for the Company and all its stakeholders.”

“Tata Technologies is widely acknowledged for its superior service offerings and its industry leading engineering capabilities. The Company has demonstrated the ability to scale accounts in a competitive industry by becoming embedded in the manufacturing and product development process of its customers. We are delighted to be partnering with the Tata Group to support the continued growth and development of the Company. We look forward to backing the strong management team at Tata Technologies and leveraging Warburg Pincus’ global network and prior experience in the engineering services space to help grow the business, organically and inorganically, and create value for all stakeholders”, said Vishal Mahadevia, Managing Director and Co-Head of Warburg Pincus India.

“This investment is a testament to our achievements to date and, more importantly, of our great potential moving forward,” said Tata Technologies CEO and MD Warren Harris. “As the engineering services outsourcing (ESO) market has matured from cost arbitrage and staff augmentation to increasingly high-end, strategic work, Tata Technologies has been there leading the charge. With the perspective and insights that Warburg Pincus offers as a premier global private equity firm, we are confident we will not only continue moving up the value chain, but materially accelerate our growth journey.”

“Tata Technologies has demonstrated over the past six years of our investment, a high quality engineering services solution appreciated by its marquee client base. The Company has scaled as per our expectations and will deliver an industry leading return profile for the Fund,” said Akhil Awasthi, Managing Partner, Tata Capital Growth Fund I.

Citigroup Global Markets India Private Limited acted as the sole financial advisor to Tata Motors and Tata Capital Investment Banking acted as the sole financial advisor to Tata Capital. The transaction is subject to customary regulatory approvals.

About Tata Technologies:

Tata Technologies makes product development dreams a reality by designing, engineering and validating the products of tomorrow for the world’s leading manufacturers. With more than 8,500 employees serving clients worldwide, Tata Technologies is the manufacturing industry’s premier partner for advanced engineering, research and development, product lifecycle management consultancy and software, and connected enterprise IT solutions. For more information please visit www.tatatechnologies.com

About Warburg Pincus:

Warburg Pincus is a leading global private equity firm focused on growth investing. The firm has more than US$40 billion in private equity assets under management. Its active portfolio of more than 140 companies is highly diversified by stage, sector and geography. Founded in 1966, Warburg Pincus has raised 16 private equity funds, which have invested over US$60 billion in over 780 companies in more than 40 countries. Affiliates of private equity funds raised by Warburg Pincus have invested approximately US$4 billion in over 50 Indian companies. The firm is headquartered in New York with offices in Amsterdam, Beijing, Hong Kong, London, Luxembourg, Mauritius, Mumbai, San Francisco, São Paulo, Shanghai and Singapore. For more information please visit www.warburgpincus.com

About Tata Motors:

Tata Motors Limited is India’s largest automobile company, with consolidated revenues of INR 269,850 crores in 2016-17. Through its subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia. (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

About Tata Capital Growth Fund (TCGF):

Tata Capital Growth Fund, a sector agnostic US$240 Million fund was raised in 2011 with participation from global and Indian institutional investors. TCGF is fully committed across nine portfolio companies. TCGF leverages the strength of the Tata Group across all four facets of private equity, i.e. deal sourcing, deal evaluation, value add and exit. For more information please visit www.tatacapital.com

About Sheba Properties Limited (Sheba):

Sheba is a subsidiary of Tata Motors Finance Limited (TMF). TMF and its subsidiaries are having Assets under Management of over USD 3.7 Billion and are engaged in the business of financing entire range of Tata Motors manufactured commercial vehicles, passenger cars and used vehicles. TMF has a presence over 250 branches spread across India to cater the needs of every customer who dreams of owning any of Tata Motors products. TMF group is the largest financier of Tata Motors vehicles and also offers customized product offerings to Tata Motors dealers, vendors and end customers. For more information, please visit www.tmf.co.in

For further information, please contact

Tata Motors Ltd

indiacorpcomm@tatamotors.com

+91-22-66657613

Annexure B

Details under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements)

Regulations, 2015 read with Clause 1.4 of the SEBI Circular dated September 9, 2015

Sr. No.	Particulars	Details
1.	Amount and percentage of the turnover or revenue or income and net worth contributed by such unit or division of the listed entity during the last financial year	Income from operations INR 1,464 crores for FY 2016-17 (0.5% of consolidated income from operations) and net worth INR 1,058 crores as at March 31, 2017 (1.8% of consolidated net worth) (net of inter-company eliminations and minority interest).

2.	Date on which the agreement for sale has been entered into	June 15, 2017

3.	The expected date of completion of sale / disposal	The completion of the transaction is subject to certain regulatory approvals, such as from the Competition Commission of India, as well as completion of certain other conditions precedent. Therefore, a tentative / expected date for completion has not yet been designated.

4.	Consideration received from such sale / disposal	As provided in the press release annexed at Annexure A hereto.

5.	Brief details of the buyer and whether the buyer belongs to the promoter group / group companies	Details of the buyer are provided in Annexure A hereto. The buyer does not belong to the promoter / promoter group / group companies.

6.	Whether this transaction qualifies as a related party transaction	This is not a related party transaction.

7.	Additionally, in case of a slump sale, indicative disclosures provided for amalgamation / merger to be disclosed by the listed entity with respect to such slump sale.	Not Applicable

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.